UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): March 18, 2019 (March 17, 2019)

Worldpay, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-35462	26-4532998
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

(Address of principal executive offices, including zip code)

(513) 900 - 5250

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On March 18, 2019, Worldpay, Inc. (“Worldpay”) released a presentation to investors about the Transaction (as defined below). The presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

As provided in General Instruction B.2 to Form 8-K, the preceding information and information furnished in Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On March 18, 2019, Worldpay and Fidelity National Information Services, Inc. (“FIS”) issued a joint press release announcing that Worldpay and FIS have entered into an Agreement and Plan of Merger pursuant to which Worldpay will merge with a wholly-owned subsidiary of FIS, with Worldpay continuing as a wholly owned subsidiary of FIS (the “Transaction”). The joint press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the ability of Worldpay and FIS to complete the proposed transactions. All statements other than statements of historical fact or relating to present facts or current conditions included in this Current Report on Form 8-K are forward-looking statements, including any statements regarding guidance and statements of a general economic or industry specific nature. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, guidance, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “could,” “should,” “will,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Current Report on Form 8-K are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider information presented herein, you should understand that these statements are not guarantees of future performance or results. These statements depend upon future events and are subject to risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors or events could affect our actual future performance, operations or results and cause them to differ materially from those anticipated in the forward-looking statements. Certain of these factors and other risks are discussed in our and FIS’s filings with the SEC and include, but are not limited to: (i) uncertainties as to the timing of the completion of the Merger; (ii) uncertainties as to whether the Merger will be completed; (iii) changes in ours or FIS’s share price before the completion of the Merger; (iv) that the businesses of Worldpay and FIS will not be integrated successfully or that such integration may take longer than anticipated; (v) that the cost savings and any synergies from the Merger may not be fully realized or may take longer to realize than expected; (vi) potential operating costs, customer loss and business disruption occurring prior to completion of the Merger or if the Merger is not completed; (vii) the effect of the announcement of the Merger on our or FIS’s business relationships, operating results and business generally; (viii) the failure to satisfy conditions to completion of the Merger, including the receipt of all required regulatory, stockholder and shareholder approvals; (ix) difficulty in retaining certain key employees as a result of the Merger; (x) our ability to adapt to developments and change in our industry; (xi) competition; (xii) unauthorized disclosure of data or security breaches; (xiii) systems failures or interruptions; (xiv) implementation of our new acquiring platform; (xv) our ability to expand our market share or enter new markets; (xvi) the outcome and negotiations in respect of Brexit; (xvii) our ability to successfully integrate the businesses of our predecessor companies; (xviii) our ability to identify and complete acquisitions and partnerships; (xix) failure to comply with applicable requirements of Visa, MasterCard or other payment networks or card schemes or changes in those requirements; (xx) our ability to pass along fee increases; (xxi) termination of sponsorship or clearing services; (xxii) loss of clients or referral partners; (xxiii) geopolitical, regulatory, tax and business risks associated with our international operations; (xxiv) economic and political uncertainty; (xxv) reductions in overall consumer, business and government spending; (xxvi) fraud by merchants or others; (xxvii) a decline in the use of credit, debit or prepaid cards; (xxviii) consolidation in the banking and retail industries; (xxix) our ability to mitigate risk; (xxx) government regulation, including regulation aimed at protecting consumer information and banking regulation; (xxxi) changes in tax laws; (xxxii) changes in foreign currency exchange rates; (xxxiii) outcomes of pending or future litigation or investigations; and (xxxiv) our dual-listings with the NYSE and LSE. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected or expected in any forward-looking statements. More information on potential factors and events that could affect our financial results and performance are included from time to time in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Worldpay’s and FIS’s periodic reports filed with the SEC, including each of Worldpay’s and FIS’s most recently filed Annual Report on Form 10-K and its subsequent filings with the SEC.

Any forward-looking statement made by us in this Current Report speaks only as of the date of this Current Report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the Merger and the Share Issuance. In connection with the Share Issuance, FIS expects to file a registration statement on Form S-4 that will include a joint proxy statement of Worldpay and FIS and a prospectus of FIS with the SEC. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Worldpay or FIS may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WORLDPAY, FIS, THE MERGER, THE SHARE ISSUANCE AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay and FIS with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay with the SEC at http://investor.worldpay.com/ and https://www.investor.fisglobal.com/investor-overview.

Participants in the Solicitation

Worldpay, FIS and their respective directors, officers and employees may be considered participants in the solicitation of proxies in respect of the Merger and the Share Issuance. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Merger and the Share Issuance, including names, affiliations and a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Information concerning the interests of Worldpay’s and FIS’s participants in the solicitation, may, in some cases, be different than those of Worldpay’s and FIS’s stockholders and shareholders, respectively. Information regarding Worldpay’s directors and executive officers is available in its proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2018, and information regarding FIS’s directors and executive officers is available in its proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2018.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Investor Presentation, dated March 18, 2019.

99.2	Joint Press Release, dated March 18, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2019

Worldpay, Inc.

/s/ JARED WARNER
Name:	Jared Warner
Title:	Assistant Secretary